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Exhibit 2




NEWS RELEASE


       TOWER SEMICONDUCTOR LICENSES CHIPIDEA'S WIDE IP PORTFOLIO FOR FAB 2

 Companies sign long-term agreement for 0.18-micron and 0.13-micron technologies


PORTO SALVO, PORTUGAL AND MIGDAL HAEMEK, ISRAEL - MAY 19, 2003 - Continuing the expansion of its advanced fab's IP portfolio, Tower Semiconductor (NASDAQ: TSEM;
TASE: TSEM) has licensed a wide array of intellectual property from ChipIdea Microelectronics, S.A., a leading IP provider based in Portugal. Under the long-term agreement, ChipIdea will port its IP to Tower's 0.18-micron and 0.13-micron process technologies. Porting ChipIdea's IP to Tower's Fab 2 facility has already begun at the 0.18-micron technology node, and silicon validation is expected in the second half of 2003.

"Customers can now use ChipIdea's extensive IP portfolio with Tower's advanced technology for a state-of-the-art solution that meets their analog and mixed-signal design needs. Additionally, customers will be well served by ChipIdea's flexible design approach, fast porting and ongoing support. Tower will continue expanding Fab 2's IP portfolio to help customers get designs to market, faster," said Sergio Kusevitzky, vice president of IP and design services, Tower Semiconductor.

Jose da Franca, president, chairman and CEO of ChipIdea, said, "This agreement marks the start of a significant relationship for ChipIdea. We are very pleased to partner with a company that is an emerging force in the global semiconductor industry and that shares our dedication to helping customers realize their vision in silicon.

"Timely access to Tower's advanced 0.18-micron and 0.13-micron process technologies will enable ChipIdea to accelerate the deployment of silicon-proven mixed-signal IP technology. The combination of Tower's technologies and ChipIdea's IP can give our common customers a considerable market advantage by lowering the risk, shortening the development cycles and facilitating the adoption of a wide range of embedded SoC applications," concluded da Franca.

ABOUT CHIPIDEA MICROELECTRONICS, S.A.
Founded in 1997, ChipIdea Microelectronics S.A. is a broadline, one-stop-shop supplier of high-performance analog and mixed-signal IP and turnkey designs. ChipIdea is committed to providing the highest possible value to its customers through superior designs that are optimized for area and power consumption in mainstream technologies.

Throughout its existence, ChipIdea has experienced robust growth and continuous profitability, making it one of the world's leading independent suppliers of analog and mixed-signal IP. Today, ChipIdea employs 130 people involved in IP research and development, CAD and technology support, and test. Engineering development centers are located in Lisboa and Porto, Portugal; Gdansk, Poland; and Macau, China. Sales and marketing offices are located in the USA, Europe and Asia. The ChipIdea Web site is located at www.chipidea.com.

ABOUT TOWER SEMICONDUCTOR LTD.

                                     -MORE-

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TOWER SEMICONDUCTOR LICENSES CHIPIDEA'S WIDE IP PORTFOLIO FOR FAB 2
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Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in
1993. The company manufactures  integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary manufacturing services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 20,000 150mm wafers per month. Fab 2 features
0.18-micron   and  below  process   technologies,   including   foundry-standard
technology, and will offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

SAFE HARBOR

         This press release includes forward-looking statements, which are subject to risks and uncertainties. Our actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) obtaining required approvals of our banks to the amendment to the Fab 2 investment agreements, (ii) our need to renegotiate our Fab 2 credit facility to extend the deadlines by which were and are required to raise additional financing in 2002 and 2003 and meet the fifth and sixth milestones, which, in the absence of a renegotiated agreement, would result in an event of default under the credit facility in which event the banks would have the right to call our loans and exercise their liens against our assets, (iii) the review of our Fab 2 plan currently being conducted by a leading consulting company engaged by the Company which may affect the renegotiation of the terms of the credit facility, (iv) the possible claim by our wafer partners, financial investors and the Investment Center of the State of Israel of a breach of and suspension of performance under our agreements if an event of default should be declared under the credit facility, (v) raising at least $26 million of additional funding for Fab 2 before the end of 2003, which is a condition to completion of the fifth milestone investment by our major wafer and equity partners, (vi) securing at least $33 million in interim funding from our banks prior to their approval of the amendment to the Fab 2 investment agreements in order to receive an advance of at least $13 million from its major shareholders (vii) our ability to obtain additional financing for the Fab 2 project from equity and/or wafer partners, the Israeli Investment Center, our banks, and/or other sources, as required under the Fab 2 business plan and pursuant to our agreements with our wafer and equity partners, banks and the Israeli Investment Center (viii) our satisfaction of all other conditions under our agreements with our Fab 2 equity and wafer partners, the Israeli Investment Center and our banks, (ix) obtaining the approval of the Israeli Investment Center to extend the five-year investment period under our Fab 2 approved enterprise program and of amendments to our modified business plan, (x) ramp-up of production at Fab 2, (xi) completion of the development and/or transfer of advanced process technologies to be utilized in our existing facility and in Fab 2, (xi) market acceptance and competitiveness of the products to be manufactured by us for customers using these technologies, (xii) obtaining additional business from new and existing customers (xiii) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally and (xiv) possible loss of our exclusive foundry license with Saifun if we fail to meet certain sales
levels  and  other  conditions.   A  more  complete   discussion  of  risks  and
uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included at "Risk Factors" in our most recent Annual Report on Form 20-F, as filed with the Securities and Exchange Commission and the Israel Securities Authority.


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TOWER SEMICONDUCTOR LICENSES CHIPIDEA'S WIDE IP PORTFOLIO FOR FAB 2
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PR Agency Contact        Investor Relations Contact     Corporate Contact
JULIE LASS               SHELDON LUTCH                  TAMAR COHEN
Loomis Group             Fusion IR & Communications     Tower Semiconductor Ltd.
+1 (713) 526 3737        +1 (212) 268 1816              +972-4650-6998
LASSJ@LOOMISGROUP.COM    SHELDON@FUSIONIR.COM           PR@TOWERSEMI.COM


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